UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2025

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 29, 2025, Galmed Pharmaceuticals Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on all proposals described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on September 19, 2025. The proposals brought before the shareholders at the Meeting were approved by the shareholders of the Company with the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163, and 333-290399) and the Company’s Registration Statement on Form F-3 (Registration Nos. 333-272722 and 333-283241).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: October 29, 2025	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer